Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 6 DATED JULY 17, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of August 1, 2024;
•to disclose the calculation of our June 30, 2024 NAV per share for all share classes;
•to provide an update on the status of our public offering;
•to disclose the extension of the maturity date of the Revolving Credit Facility; and
•to provide an update on our Series A Preferred Stock.
August 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2024 (and repurchases as of July 31, 2024) is as follows:

Transaction Price (per share)
Class T	$27.6190
Class S	$27.6725
Class D	$27.6417
Class I	$27.7578
Class E	$29.2145
The August 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
June 30, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of June 30, 2024:

$ in thousands, except share/unit data
Components of NAV	June 30, 2024
Investments in real estate	$794,198
Investments in unconsolidated entities	151,633
Investments in real estate-related securities	39,441
Investment in commercial loan	34,736
Investment in affiliated fund	25,995
Cash and cash equivalents	42,148
Restricted cash	5,218
Other assets	7,264
Mortgage notes, revolving credit facility and financing obligation, net	(386,682)
Subscriptions received in advance	(1,111)
Other liabilities	(17,141)
Management fee payable	(334)
Accrued stockholder servicing fees	(15)
Non-controlling interests in joint-ventures	(62,969)
Net asset value	$632,381
Number of outstanding shares/units	22,228,922
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,352	$18,851	$23,923	$127,716	$35,183	$405,508	$3,848	$632,381
Number of outstanding shares/units	628,268	681,214	865,475	4,601,063	1,204,309	14,116,867	131,726	22,228,922
NAV Per Share/Unit as of June 30, 2024	$27.6190	$27.6725	$27.6417	$27.7578	$29.2145	$28.7250	$29.2145
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.0%	5.7%
Office	8.8%	7.3%
Industrial	7.2%	6.0%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.3%	5.6%
Retail	8.3%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	2.8%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.6)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of July 11, 2024, we have issued and sold in our public offering (1) 6,499,357 shares of our common stock (consisting of 268,647 Class T shares, 343,420 Class S shares, 523,023 Class D shares, 3,343,304 Class I shares and 2,020,963 Class E shares) in the primary offering for total proceeds of $196.1 million and (2) 94,414 shares of our common stock (consisting of 9,785 Class T shares, 6,866 Class S shares, 17,706 Class D shares, 42,926 Class I shares and 17,131 Class E shares) pursuant to our distribution reinvestment plan for a total value of $2.8 million. As of June 30, 2024, our aggregate NAV was $632.4 million. We intend to continue selling shares in our public offering on a monthly basis.

Extension on the Maturity Date of the Revolving Credit Facility
The following disclosure modifies the disclosure in the section of the Prospectus entitled "Selected Information Regarding our Operations — Information Regarding our Indebtedness — Revolving Credit Facility" and all related disclosures in the Prospectus.
On July 8, 2024, Bank of America, N.A., as administrative agent (the “Administrative Agent”) under the Revolving Credit Agreement, dated January 22, 2021 (as amended, the “Revolving Credit Facility”), among Invesco REIT Operating Partnership LP (the “Operating Partnership”), Invesco Real Estate Income Trust Inc., as guarantor, the subsidiary guarantors party thereto, and the lenders party thereto, notified the Operating Partnership that it confirmed the Operating Partnership's request to extend the maturity date on the loans drawn under the Revolving Credit Facility from September 6, 2024, to September 5, 2025, in accordance with the terms of the Revolving Credit Facility.

Preferred Stock
The following disclosure modifies the disclosure in the section of the Prospectus entitled "Description of Capital Stock — Preferred Stock" and all related disclosures in the Prospectus.
On June 30, 2024, we redeemed all issued and outstanding shares of our Series A Preferred Stock for $62,500, plus accrued and unpaid dividends. The cash redemption price for each share of Series A Preferred Stock was $500.